CANARC RESOURCE CORP.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Special Meeting (the “Meeting”) of Shareholders of CANARC RESOURCE CORP. (the “Company”) will be held at Suite 810 – 625 Howe Street, Vancouver, British Columbia, on Monday, the 19th day of October, 2020, at 9:00 a.m. (Vancouver time), for the following purposes:

1.
to consider and, if thought fit, to pass, with or without variation, an ordinary resolution of shareholders to approve the issuance of up to 65,000,000 units of the Company pursuant to the second tranche of a private placement, which may result in more than 25% of the number of issued and outstanding common shares of the Company being issued within a three-month period, as described in the accompanying management information circular of the Company (the “Information Circular”);

2.
to consider and, if thought fit, to pass, with or without variation, an ordinary resolution of disinterested shareholders to approve the issuance of 5,400,000 units of the Company to related parties participating in a private placement of the Company, at a price per unit that may be lower than 75% of the market price of the Company’s common shares, as described in the accompanying Information Circular; and

3.
to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Accompanying this Notice of Meeting are an Information Circular and a form of proxy (or a voting instruction form if you hold common shares through a broker or other intermediary). The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy. If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Fax: 866-249-7775, or by following the procedure for internet or telephone voting provided in the accompanying form of proxy, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting, or any adjournment(s) or postponement(s) thereof.

If you are a non-registered shareholder of the Company and received this Notice and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

Only holders of common shares of record as at the close of business on September 14, 2020 will be entitled to vote at the Meeting.

DATED at Vancouver, British Columbia, this 14th day of September, 2020.

BY ORDER OF THE BOARD OF DIRECTORS “Scott Eldridge” (signed) Scott EldridgeChief Executive Officer